UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: September 2008
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
EXHIBIT INDEX
EX 99.1: Acquisition of Goal Petroleum, Netherlands
EX 99.2: Appointment of Jean Bie
EX 99.3: Three New Gas Agreements, Syria
EX 99.4: Success of Appraisals of West Franklin, UK North Sea
EX 99.5: Interim Dividend 2008
EX 99.6: K5F Netherlands Field
EX 99.7: European Union Biomass-Based Project
EX 99.8: Solar Energy
EX 99.9: Second-Generation Biofuels
EX 99.10: Bemolanga Heavy Oil License, Madagascar
EX 99.11: Total Launches a Visa Payment Card
EX 99.12: Total, Gazprom and YPFB Cooperation Agreement
EX 99.13: Total's New Foundation
EX 99.14: Demonstration Unit Inauguration
EX 99.15: Appointment of J. Marraud des Grottes

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: October 14, 2008	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Total acquires Goal Petroleum in the Netherlands (September 3, 2008).

•	EXHIBIT 99.2:	Appointment of Jean Bié (September 4, 2008).

•	EXHIBIT 99.3:	Total Signs Three Oil and Gas Agreements in Syria (September 4, 2008).

•	EXHIBIT 99.4:	UK North Sea: major success of appraisal of West Franklin (September 9, 2008).

•	EXHIBIT 99.5:	Total raises its 2008 interim dividend by 14% to 1.14 euros per share (September 10, 2008).

•	EXHIBIT 99.6:	First gas from K5F Netherlands field using innovative subsea technology (September 10, 2008).

•	EXHIBIT 99.7:	Total Continues to Actively Promote DME (Dimethyl ether) by Taking Part in a European Union Biomass-Based Project (September 10, 2008).

•	EXHIBIT 99.8:	Solar Energy: Photovoltech Invests to Double Its Production Capacity (September 11, 2008).

•	EXHIBIT 99.9:	Total to Participate in the Futurol Project to Develop Second-Generation Biofuels (September 12, 2008).

•	EXHIBIT 99.10:	Total Farms into the Bemolanga Heavy Oil License in Madagascar (September 17, 2008).

•	EXHIBIT 99.11:	Total Launches a Visa Payment Card Offering Rebates at its Service Stations in France (September 18, 2008).

•	EXHIBIT 99.12:	Total, Gazprom and YPFB Sign Cooperation Agreement to Explore Azero Block in Bolivia (September 19, 2008).

•	EXHIBIT 99.13:	Total unveils its new Foundation (September 24, 2008).

•	EXHIBIT 99.14:	Total Inaugurates Demonstration Unit Signaling a New Direction in Plastics Production (October 1, 2008).

•	EXHIBIT 99.15:	Appointment of Jacques Marraud des Grottes (October 6, 2008).